April 5, 2012

VIA EDGAR

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:                                         Patrick Gilmore, Accounting Branch Chief

Re:                               Logitech International S.A.

Form 10-K for the Fiscal Year ended March 31, 2011

Filed May 27, 2011

File No. 000-29174

Dear Mr. Gilmore:

We have received your comment letter dated March 28, 2012 with respect to the above-referenced filing (the “Form 10-K”) made by Logitech International S.A. (“Logitech”). The following represents our response to your comments. For your ease of reference, we have included your original comments below and have provided our responses after the comments.

Form 10-K for the Fiscal Year Ended March 31, 2011

Note 17 — Segment Information, page 114

Staff Comment No. 1:

We note that you have two operating segments; peripherals and video conferencing. We further note that remarks made by your Chief Financial Officer in your December 7, 2011 NASDAQ OMX 27th Investor Program indicate that you have three primary market segments; consumer developed, consumer emerging and business. Please tell us whether you considered determining operating segments based on the three segments described in your presentation. In this regard, describe the following with respect to your three market segments:

•                  your management and reporting structure;

•                  the nature of discrete financial information that you generate;

•                  how resources are allocated and performance is evaluated; and

•                  how information is presented to the board of directors.

Refer to ASC 280-10-50-1 through 50-9.

Response to Comment No. 1:

We do not believe the consumer developed, consumer emerging, and business markets are the operating and reportable segments for Logitech. We respectfully submit that the remarks made by our Chief Financial Officer at the December 7, 2011 Investor Conference were intended to provide investors with an understanding of how Logitech differentiates the markets into which it sells its products. The remarks were not intended to reflect how Logitech operates its business, which is focused on peripherals and video conferencing. The term “segment” used by our Chief Financial Officer during the Investor Conference was not meant to define the operating and reportable segments of the Company as required by ASC 280, Segment Reporting.

We do not have a management and reporting structure based on the consumer developed, consumer emerging, and business markets. Net revenue information for the consumer developed, consumer emerging, and business markets is provided to the Chief Executive Officer, who is our chief operating decision maker (CODM), but not on a regular basis and not within the CODM package. In our view, net revenue information is not sufficient financial information for decision-making related to resource allocation or performance evaluation. Most importantly, our CODM does not manage the allocation of resources based on consumer developed, consumer emerging and business markets, nor is performance evaluated based on the achievement of goals in those markets. The CODM may present net revenue and marketing strategies for consumer developed, consumer emerging, and business markets to Logitech’s Board of Directors, but such information is intended to provide an understanding of our target sales markets and marketing strategies, and is not indicative or intended to be indicative of how the business is operated and managed.

As disclosed in Note 17 to the financial statements in our Form 10-K for the year ended March 31, 2011, our operating and reportable segments are peripherals and video conferencing. The peripherals segment represents the design, manufacturing and marketing of peripheral products for the personal computer (PC) and other digital platforms. The video conferencing segment resulted from our acquisition in fiscal year 2010 of LifeSize, a business which provides video conferencing equipment and solutions to enterprise customers. We believe that peripherals and video conferencing represent our segments based on the following:

a.               Our internal management and reporting structure is based on peripherals and video conferencing products.

b.              The peripherals and video conferencing segments are businesses that separately engage in activities from which revenue is earned and expenses are incurred.

c.               The operating results of these segments are regularly reviewed by the CODM, who makes decisions about resource allocation and performance. Operating performance measures for the peripherals segment and the video conferencing segment are reported separately to the CODM. The operating performance measures represent operating income excluding share-based compensation expense and amortization of intangible assets.

d.              Discrete financial information and measures used to evaluate performance are available for the peripherals and video conferencing segments, and are provided to the Company’s Board of Directors. These reportable segments are our reporting units for the purpose of the testing of goodwill for impairment.

Based on our analysis of Logitech’s business, we believe that peripherals and video conferencing are the appropriate operating and reportable segments for Logitech based on ASC 280-10-50-1 through 50-9.

Schedule II — Valuation and Qualifying Accounts

Staff Comment No. 2:

The example in your response to prior comment 1 appears to indicate that in 2010 you increased the use of certain consumer incentive programs and decreased the use of percentage of sales programs. We note that percentage of sales programs were classified as cooperative marketing arrangements. While this would explain a decrease in the cooperative marketing arrangement reserve balance between 2009 and 2010, it does not appear to explain why a reclassification of the 2009 balance from cooperative marketing to customer incentive programs is appropriate. Please advise. Additionally, please tell us whether management concluded that programs previously classified as cooperative marketing were misclassified and should have been reported as customer incentive programs.

Response to Comment No. 2:

Logitech respectfully submits that the example presented in our previous response was intended as an illustration of how we reviewed each revenue-related reserve account to decide on an informative presentation in Schedule II, Valuation and Qualifying Accounts. This example did not cause the reclassification. The regrouping of reserves resulted from our desire to present the reserves in four major categories that better fit our Revenue Recognition descriptions in the Critical Accounting Estimates and Notes to Financial Statements in Form 10-K for the year ended March 31, 2011.

Management does not believe that any programs were misclassified at any time in Schedule II. Rule 12-09 of Regulation S-X indicates accounts presented in Schedule II should be grouped by major class, but does not define major class. Both now and in the past, we have tried to group the reserves into classes that best fit our Revenue Recognition descriptions in the Critical Accounting Estimates and the Notes to the Financial Statements. At the end of fiscal year 2010, we reviewed how we grouped our accounts and concluded that it was more informative to group some of our various revenue-related reserve accounts differently. Prior year amounts were reclassified to conform to the current year presentation. The reclassification was intended to improve presentation, and did not result from misclassifications, changes in estimates, changes in application of accounting principles, or corrections of errors.

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Please feel free to contact the undersigned at (510) 795-8500 should you have any questions or comments to this response.

Very truly yours,

/s/ Erik K. Bardman
Erik K. Bardman
Senior Vice President, Finance and
Chief Financial Officer

cc:                                 Jaime John, Staff Accountant, Division of Corporation Finance, SEC

Katherine Wray, Staff Attorney, Division of Corporation Finance, SEC

Audit Committee, Logitech International S.A.

Guerrino De Luca, Chairman, Acting President and CEO, Logitech International S.A.

Steven Bernard, Wilson Sonsini Goodrich & Rosati P.C.

Cory J. Starr, PricewaterhouseCoopers LLP